www.linkedin.com/in/
bryanschroeder (LinkedIn)

Top Skills

Product Marketing

Ad Targeting

Solutions Marketing

Patents

System and method for Targeting
users for content delivery

Targeted In-group advertising

Bryan Schroeder

Director, Marketing Solutions @ Meta | Board Member | Advisor |
Investor

San Jose, California, United States

Summary

Bryan is an experienced Product leader with over 20 years of
achievements in Product Marketing, Product Management, Strategy
and Finance. He has spent well over a decade in digital media,
building organizations and advertising solutions that deliver value for
marketers. As the Director of Global Marketing Solutions at Meta,
Bryan leads a talented team of Sales and Consultancy Professionals
that sell and deliver Facebook's advertising solutions in the Retail
space. Prior to that, Bryan was Meta's Product Marketing Director for
Data and Targeting where he led a team focused on leveraging the
power of data to identify and launch best in class audience targeting
solutions.

Prior to Facebook, Bryan led a global product team at Yahoo! that
specialized in incubating and deploying advertising solutions that
addressed marketer's brand and performance objectives; spanning
across the areas of audience targeting, data driven creatives, rich
media, and campaign measurement.

Experience

Meta
11 years 3 months

Director, Global Marketing Solutions
March 2015 - Present (9 years 4 months)
Menlo Park, CA

Product Marketing Director, Data & Audience Targeting
April 2013 - February 2015 (1 year 11 months)

Bee
Board Member
October 2021 - Present (2 years 9 months)

Yahoo!, Inc.

10 years 3 months

Senior Director, Global Ad Product Marketing & Solutions

October 2010 - March 2013 (2 years 6 months)

Sunnyvale, CA

Led a team that specialized in identifying and deploying advertising solutions that addressed marketer's brand and performance objectives; spanning across the areas of audience targeting, data driven smart creatives, rich media, and campaign measurement.

Awarded patent for technology used to deliver relevant content or advertising based on the identified geographic areas (zip+4) of online audiences:
Pub. No. US2011/0191185 A1 – System and method for Targeting users for content delivery
www.google.com/patents/US20110191185

Director, Ad Product Marketing

September 2007 - February 2011 (3 years 6 months)

Responsible for the development and launch of Audience Match, an audience targeting solution designed to help advertisers reach their offline audiences on Yahoo!. Audience Match gives advertisers the ability to target with addressability and accurately measure both the online and offline impact of campaigns.

Sr. Manager, Business Management

January 2005 - August 2007 (2 years 8 months)

Responsible for defining the monetization strategy of Community products and the execution of this strategy through internal development and external partnerships.

Awarded patent for technology used to deliver relevant advertising within online community groups:
Pub. No. US2009/0070204 A1 – Targeted In-group advertising
www.google.com/patents/US20090070204

Manager, Business Operations

January 2003 - December 2004 (2 years)

Defined the business strategy for maximizing the total yield of page view inventory on the home page of Yahoo!; the most heavily trafficked web page on the internet. Advised the front page programming team on the monthly allocation of front page inventory. Defined the business requirements for a system that standardized, collected and analyzed site performance metrics. Defined and managed the annual revenue and metric goals.

Palm, Inc.
Senior Business Analyst
February 2000 - January 2003 (3 years)

Developed Worldwide unit revenue and margin plans and forecasts for the SG Sales Organization. Primary interface between regional controllers, sales Vice Presidents & Directors, and Global Operations (Supply Chain) for quarterly and yearly forecasting. Coordinated the collection of forecast assumptions (product roadmaps & pricing, promotions, costing) to drive the demand forecast.

3Com Corporation
Financial Analyst
March 1998 - February 2000 (2 years)

Conducted financial forecasting, analysis, and management reporting for the corporate controller and CFO of the company. Responsible for the analysis of divisional sales, cost, & inventory trends, and the development of management reports, including product line P&L reporting. Assisted in quarterly earnings signoff, and annual multi-national audit activities including the Form 10Q and annual report.

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Education

California State University, Fresno
BS, Business Administration: Finance · (1993 - 1997)